UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MediaAlpha, Inc.

(Name of Subject Company (Issuer))

White Mountains Insurance Group, Ltd.
WM Hinson (Bermuda) Ltd.
(Names of Filing Persons (Offerors))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

58450V104

(CUSIP Number of Class of Securities)

Robert L. Seelig, Esq.

Executive Vice President and General Counsel

White Mountains Insurance Group, Ltd.

23 South Main Street, Suite 3B

Hanover, New Hampshire 03755-2053

Telephone: (603) 640-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Andrew J. Pitts, Esq.	David Lopez, Esq.
David J. Perkins, Esq.	Cleary Gottlieb Steen & Hamilton LLP
Cravath, Swaine & Moore LLP	One Liberty Plaza
825 Eighth Avenue	New York, New York 10006
New York, New York 10019	Telephone: (212) 225-2632
Telephone: (212) 474-1000

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐     Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO, initially filed by White Mountains Insurance Group, Ltd., an exempted company organized and existing under the laws of Bermuda (“White Mountains”), and WM Hinson (Bermuda) Ltd., an exempted company organized and existing under the laws of Bermuda and wholly owned subsidiary of White Mountains (together with White Mountains, the “Purchasers”), with the Securities and Exchange Commission on May 26, 2023 (as amended as of June 27, 2023, and as of the date hereof, the “Schedule TO”), which relates to the offer by the Purchasers to purchase up to an aggregate of 5,916,816 (as increased from 5,000,000) shares of Class A Common Stock, $0.01 par value per share (each, a “Common Share”), of MediaAlpha, Inc., a Delaware corporation (the “Company”), at a price of $10.00 per Common Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Purchasers have increased their initial offer to provide for the the purchase of 916,816 additional Common Shares (within up to 2% of the Company's outstanding Common Shares).

This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 14d-3(b)(2) promulgated under the Securities Exchange Act of 1934, as amended. Except as otherwise set forth below, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 2. You should read this Amendment No. 2 together with the Schedule TO (as amended by Amendment No. 1, dated June 27, 2023), the Offer to Purchase dated May 26, 2023 (the “Offer to Purchase”) and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase.

Items 1 through 10.

Items 1 through 10 of the Schedule TO, to the extent such items incorporated by reference information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The Offer was initially to purchase up to an aggregate of 5,000,000 Common Shares, and was oversubscribed. As previously announced, the Purchasers amended the Offer to provide for the purchase of 916,816 additional Common Shares (within up to 2% of the Company’s outstanding Common Shares). As a result, based on the number of issued and outstanding Shares as of May 31, 2023, according to the Company, (1) White Mountains’ beneficial ownership and voting power in the Company will increase to approximately 35.73% of the issued and outstanding Shares and (2) if the Purchasers transfer such purchased Common Shares to White Mountains Investments, the voting power of the Stockholders’ Agreement Parties would increase to approximately 68.06% of the issued and outstanding Shares.

ITEM 11. ADDITIONAL INFORMATION

(1)	Item 11 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

On June 30, 2023, White Mountains issued a press release announcing the final results of the Offer. A copy of such press release is filed herewith as Exhibit (a)(5)(iii) to the Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS

(1)	Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(iii)	Press Release issued by White Mountains Insurance Group, Ltd., dated June 30, 2023.*
107	Filing Fee Table*

*Filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2023

WHITE MOUNTAINS INSURANCE GROUP, LTD.

By:	/s/ Robert L. Seelig
	Name:	Robert L. Seelig
	Title:	Executive Vice President and General Counsel

WM Hinson (Bermuda) Ltd.

By:	/s/ John Sinkus
	Name:	John Sinkus
	Title:	Vice President